UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Third Quarter 2016 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

3Q16 results

Strong performance with adjusted PBT CHF 1.3 billion, up 33% YoY

Group

Net profit attributable to shareholders CHF 827 million, diluted EPS CHF 0.22

Reported profit before tax (PBT) CHF 877 million, up 11% YoY, adjusted PBT CHF 1,300 million

10.1% annualized adjusted return on tangible equity

Achieved CHF 1.5 billion net cost reduction[1]

Basel III fully applied CET1 capital ratio 14.0%, CET1 leverage ratio 3.45%

Business divisions[2]

Wealth Management: PBT CHF 643 million
- Operating expenses down 6% YoY; NNM CHF 9.4 billion

Wealth Management Americas: PBT USD 367 million
- Record PBT, operating income and invested assets; NNM USD 0.8 billion

Personal & Corporate Banking: PBT CHF 473 million
- Highest PBT since 4Q08; annualized NNBV growth for personal banking business 3.5%

Asset Management: PBT CHF 138 million
- Performance fees up YoY and QoQ; NNM excluding money markets CHF 2.0 billion

Investment Bank: PBT CHF 342 million
- 18% RoAE with strong FRC performance; LRD down CHF 21 billion QoQ to CHF 246 billion

Corporate Center: Pre-tax loss of CHF 654 million
- Non-core and Legacy Portfolio includes expenses for provisions for litigation, regulatory and similar matters of CHF 408 million

UBS

1 Based on annualized September 2016 exit rate, refer to slide 15 for further details on cost reductions; 2 Adjusted numbers unless otherwise indicated, refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

2

UBS Group AG results (consolidated)

CHF million, except where indicated	3Q15	4Q15	1Q16	2Q16	**3Q16**
Total operating income	7,170	6,775	6,833	7,404	7,029
Total operating expenses[1]	6,382	6,541	5,855	5,915	6,152
Profit before tax as reported	**788**	**234**	**978**	**1,489**	**877**
of which: net restructuring expenses	(298)	(441)	(265)	(377)	(444)
of which: net FX translation gains/(losses)[2]	(27)	115	(123)	(26)	
of which: own credit on financial liabilities designated at fair value	32	35			
of which: net losses related to the buyback of debt		(257)			
of which: gain on sale of investment in Visa Europe				123	
of which: gains on sales of real estate				120	
of which: gains/(losses) on sales of subsidiaries and businesses		28		(23)	
of which: gains/(losses) related to investments in associates	81				21
of which: credit related to a change to retiree benefit plans in the US	21				
Adjusted profit before tax	**979**	**754**	**1,366**	**1,672**	**1,300**
of which: expenses for provisions for litigation, regulatory and similar matters	(592)	(365)	(39)	(72)	(419)
Tax expense/(benefit)	(1,295)	(715)	270	376	49
Net profit attributable to non-controlling interests	14	1	0	79	1
Net profit attributable to shareholders	**2,068**	**949**	**707**	**1,034**	**827**
Diluted EPS (CHF)	0.54	0.25	0.18	0.27	0.22
Return on tangible equity, adjusted (%)	19.5	11.4	8.5	10.1	10.1
Total book value per share (CHF)	14.41	14.75	14.74	14.27	14.37
Tangible book value per share (CHF)	12.69	13.00	13.04	12.54	12.66

UBS

Refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 4Q16 operating expenses will include the annual UK bank levy (CHF 166 million in 4Q15), which is not an adjusting item; 2 Related to the disposal of foreign subsidiaries and branches

3

Wealth Management

Solid performance; PBT CHF 643 million with costs down 6% YoY

Operating income

Recurring income

Operating expenses

Profit before tax

C/I ratio

CHF million
2,031 2,004 2,106 2,024 1,943 1,897 1,885 1,817 1,809
479 436 589 459 366 364 402 347 334
569 583 560 568 600 598 579 582 582
978 986 949 976 960 935 901 883 891
76% 78% 72% 76% 80% 81% 79% 81% 81%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
1,264 1,311 1,250 1,255 1,245 1,393 1,248 1,211 1,166
507 557 482 492 513 536 521 492 478
133 149 109 126 121 251 115 135 116
624 605 658 638 612 606 613 583 572
Services (to)/from Corporate Center and other BDs
G&A[2] and other[3]
Personnel
767 694 856 769 698 584[4] 636 606 643
505
62% 65% 59% 62% 64% 73% 66% 67% 64%
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

Operating income CHF 1,809 million

- **Transaction-based income** down YoY to lowest level since 2008, with decreases across all regions except for APAC
- **Net interest income** down YoY mainly due to low interest rates
- **Recurring net fee income** down YoY reflecting changes in client asset allocation and cross-border outflows, partly offset by the positive effects of higher average invested assets, pricing measures and higher mandate penetration

Operating expenses CHF 1,166 million[1]

- **Charges for services** down YoY reflecting lower allocations from Corporate Center
- **Personnel expenses** down YoY driven by a decrease in staff levels, lower pension costs for our Swiss pension plan, and lower variable compensation expenses

PBT CHF 643 million

- **Cost/income ratio** 64%

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 4Q16 operating expenses will include the annual UK bank levy (CHF 13 million in 4Q15), which is not an adjusting item; 2 General and administrative expenses; 3 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets; 4 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of CHF 79 million

4

Wealth Management

Strong net new money CHF 9.4 billion; net margin up 1 bp QoQ

Net new money[1]
Annualized growth rate
4.2%
1.2%
5.8%
3.5%
1.5%
(1.5%)
6.5%
2.6%
4.0%
CHF billion
9.8 3.0 14.4 8.4 3.5 (3.4) 15.5 6.0 9.4
Invested assets
CHF billion
966 987 970 945 919 947 925 935 967
Loans
CHF billion
111.7 112.7 110.8 110.9 109.0 105.2 102.4 102.8 102.6
Margins
bps
86 82 86 85 83 81 81 78 76
32 28 35 32 30 22 27 26 27
Gross margin
Net margin
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

- **NNM CHF 9.4 billion** driven by strong net inflows in APAC and Europe, which more than offset emerging market cross-border asset outflows; year-to-date annualized NNM growth rate 4.4%
- **Invested assets CHF 967 billion** increased QoQ due to positive market performance and net new money, partly offset by a net reduction related to the sale and acquisition of subsidiaries and businesses, as well as FX effects
- **Discretionary and advisory mandate penetration 27.1%** stable QoQ, with CHF 4.1 billion of net new mandates
- **Gross loans CHF 102.6 billion** down slightly QoQ due to negative net new loans in emerging markets and Europe, more than offsetting positive net new loans in Asia Pacific
- **Net margin 27 bps** up 1 basis point QoQ as PBT growth outpaced invested asset growth

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the balance sheet and capital optimization program

Wealth Management

Strong net new money in Europe and Asia Pacific

Europe
Asia Pacific
Switzerland
Emerging markets
of which: UHNW
Net new money[1]
Annualized growth rate
0.8% (2.4%) 6.3% (0.6%) 4.6%
1.8% 2.8% 12.9% 10.2% 7.5%
3.0% 0.5% 2.1% 5.1% 2.5%
1.3% (9.0%) 1.8% (6.1%) (0.3%)
3.2% 1.8% 10.5% 3.8% 5.2%
CHF billion
0.7 (2.0) 5.4 (0.5) 3.9
1.2 1.8 8.8 6.8 5.1
1.3 0.2 0.9 2.2 1.1
0.5 (3.5) 0.7 (2.3) (0.1)
4.0 2.2 13.3 4.8 6.6
Gross margin
bps
78 74 72 71 68
77 70 78 71 73
91 92 88 88 86
99 96 97 97 93
57 53 56 52 52
3Q15 4Q15 1Q16 2Q16 3Q16

30.9.16

	Europe	Asia Pacific	Switzerland	Emerging markets	of which: UHNW
Invested assets CHF billion	352	286	179	148	539
Client advisors FTE	1,344	1,043[2]	753	689	821

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 19 of the 3Q16 report for more information
1 Adjusted for outflows of CHF 3.3 billion in 3Q15 related to the balance sheet and capital optimization program; 2 Adjusted for the exit from the Australian domestic business, which was completed in 2Q16, client advisor headcount in Asia Pacific increased 5% year-on-year

6

Wealth Management Americas

Strong quarter with record PBT on record operating income

Operating income

Recurring income

Operating expenses

Profit before tax

C/I ratio

USD million
1,919 1,924 1,901 1,947 1,931 1,874 1,899 1,924 1,988
441 448 432 425 381 376 361 369 372
276 280 277 301 311 326 351 357 370
1,197 1,187 1,186 1,217 1,231 1,160 1,182 1,191 1,241
77% 76% 77% 78% 80% 79% 81% 80% 81%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
1,651 1,691 1,608 1,717 1,644 1,810 1,655 1,643 1,621
288 306 284 291 275 263 287 274 275
165 167 140 227 172 362 158 151 142
1,198 1,218 1,185 1,199 1,198 1,185 1,209 1,219 1,204
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
267 233 293 231 287 296[1] 245 281 367
63
86% 88% 85% 88% 85% 97% 87% 85% 81%
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

Operating income USD 1,988 million

- **Transaction-based income** decreased YoY due to lower client activity
- **Net interest income** increased YoY mainly due to higher short-term interest rates and growth in loan and deposit balances
- **Recurring net fee income** increased YoY due to higher managed account fees and higher advisory fees, partly offset by lower mutual fund fees

Operating expenses USD 1,621 million

- **G&A expenses** decreased YoY due to lower net expenses for provisions for litigation, regulatory and similar matters
- **Personnel expenses** increased YoY, mainly reflecting higher expenses related to recruited FAs, as well as higher FA performance-based compensation

PBT USD 367 million

- **Cost/income ratio** 81%

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding USD 233 million net expenses for provisions for litigation, regulatory and similar matters

7

Wealth Management Americas

Record managed account penetration on record invested assets

Net new money
Annualized growth rate
1.9% 2.2% 1.9% ~1.2% 0.2% 6.8% 5.3% ~2.1% 0.3%
(0.3%) 0.9%
= Excluding withdrawals associated with seasonal income tax payments
USD billion
4.9 5.5 4.8 (0.7) 0.5 16.8 13.6 2.4 0.8
Invested assets
USD billion
1,016 1,032 1,050 1,045 992 1,033 1,050 1,077 1,106
Loans
USD billion
43.3 44.6 45.5 47.3 47.5 48.7 48.7 50.1 50.9
Margins
bps
76 75 73 74 76 74 73 72 73
11 9 11 9 11 2 9 11 13
Gross margin
Net margin
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

- **NNM USD 0.8 billion** driven by net inflows from financial advisors employed with UBS for more than one year; year-to-date annualized NNM growth rate 2.2%
- **Invested assets USD 1,106 billion** up QoQ mainly reflecting positive market performance
- **Managed account penetration 34.8%** up 30 bps QoQ
- **Gross loans USD 50.9 billion** up QoQ mainly driven by increased mortgage balances
- **Net margin 13 bps** up 2 bps QoQ as PBT growth outpaced invested asset growth

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

8

Wealth Management Americas

Increased revenue and invested assets per advisor, remaining industry-leading

Invested assets and FA productivity

Annualized revenue per FA (USD thousand)
Invested assets per FA (USD million)
Financial advisors (FTEs)
1,079 1,091 1,088 1,118 1,111 1,061 1,064 1,079 1,120
143 147 150 150 142 145 147 151 156
7,114 6,997 6,982 6,948 6,989 7,140 7,145 7,116 7,087
1,016 1,032 1,050 1,045 992 1,033 1,050 1,077 1,106
USD billion
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16
Invested assets

Net interest income and lending

Net interest income (USD million)
Credit loss (expense)/recovery (USD million)
276 280 277 301 311 326 351 357 370
(1) 0 0 0 (3) 0 (1) (1) 0
43.3 44.6 45.5 47.3 47.5 48.7 48.7 50.1 50.9
USD billion
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16
Loans, gross

UBS Adjusted numbers unless otherwise indicated, refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

9

Personal & Corporate Banking

Highest PBT since 4Q08; 3.5% annualized NNBV growth for personal banking

Operating income

CHF million
958 913 979 952 964 915 963 983 974
267 273 284 241 238 196 244 254 274
563 557 568 560 566 576 560 558 541
140 133 134 135 136 139 139 140 144
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery

Operating income CHF 974 million

- **Transaction-based income** up YoY due to higher fees from WM for net client shifts and referrals and as 3Q15 included higher hedging losses
- **Net interest income** down YoY due to low interest rates
- **Net credit loss** was again negligible

Operating expenses

CHF million
512 557 536 538 536 519 541 520 501
238 277 252 249 243 234 264 244 224
55 91 57 68 81 75 65 64 67
219 190 225 221 213 211 213 211 211
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel

Operating expenses CHF 501 million

- **Charges for services** down YoY reflecting lower allocations from Corporate Center
- **G&A expenses** down YoY mostly reflecting charitable donations made in 3Q15

Profit before tax

C/I ratio

CHF million
446 356 443 414 428 396 422 463 473
52% 57% 54% 56% 56% 56% 56% 53% 51%
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

PBT CHF 473 million

- **Cost/income ratio** 51%
- **Net interest margin** 161 bps vs. 167 bps in 3Q15
- **Annualized NNBV growth**[1] 3.5% vs. 2.5% in 3Q15

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized net new business volume growth for personal banking

10

Asset Management

PBT CHF 138 million with performance fees up YoY and QoQ

Operating income
CHF million
489 497 511 476 502 512 468 483 481
27 34 68 20 23 44 23 24 44
462 463 443 456 479 468 446 458 437
Net management fees
Performance fees
Operating expenses
CHF million
338 373 325 342 365 359 358 335 343
111 123 102 110 119 104 120 101 100
61 89 57 57 58 59 56 53 55
166 160 167 175 188 196 182 180 187
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Profit before tax
CHF million
151 124 186 134 137 153 110 148 138
C/I ratio
69% 75% 64% 72% 73% 70% 76% 69% 71%
Net new money ex. MM
3.8 (5.8) 7.5 8.3 (7.6) (8.9) (5.9) (8.8) 2.0
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

Operating income CHF 481 million

- **Performance fees** increased YoY mainly driven by O'Connor
- **Net management fees** decreased YoY due to the sale of our Alternative Fund Services (AFS) business in 4Q15 and lower average invested assets, particularly in Equities, Multi Asset & O'Connor

Operating expenses CHF 343 million

- **Charges for services** down YoY driven by lower allocations from Corporate Center

PBT CHF 138 million

- **Cost/income ratio** 71%
- **Invested assets** CHF 650 billion, up CHF 17 billion QoQ due to positive market performance and NNM
- **Net margin** flat YoY at 9 bps
- **Gross margin** 30 bps vs. 31 bps in 3Q15

NNM excluding money market CHF 2.0 billion driven by net inflows from third parties

UBS
Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
11

Investment Bank

Return on attributed equity of 18%, with strong FRC performance

Operating income

Operating expenses

Profit before tax

C/I ratio

CHF million
2,657
2,344
2,088
1,969 1,919
1,721 1,879 2,000 1,796
736 704 779 822 710 650 474 668 532
325 298 721 402 446 388 483 461 469
909 908 1,156 1,128 944 733 920 878 797
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
3,190
631 1,643 1,821 1,727 1,474 1,498 1,508 1,553 1,454
1,866 679 615 620 595 611 621 565 554
469 201 167 181 326 178 197 176
693 495 1,006 940 699 562 711 791 724
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
836
617 614
466² 434²
223 370 447 342
276
(1,221)
162% 86% 69% 73% 70% 85% 80% 77% 81%
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

Operating income CHF 1,796 million

- **CCS revenues** down 25% YoY as lower revenues in ECM, DCM, Financing Solutions and Risk Management were slightly offset by higher Advisory revenues
- **ICS – FRC revenues** up 5% YoY as revenues in Rates and Credit increased due to higher client activity, more than offsetting lower revenues in FX
- **ICS – Equities revenues** down 16% YoY reflecting lower revenues in Derivatives and Cash in all regions, partly offset by higher Financing Services revenues

Operating expenses CHF 1,454 million[1]

- **Charges for services** down YoY due lower allocations from Corporate Center
- **Personnel expenses** up YoY as variable compensation accruals were lower in 3Q15, which more than offset the benefits of lower headcount and currency movements

PBT CHF 342 million

- **Cost/income** ratio 81%
- **Annualized return on attributed equity** 18%
- **RWA** up CHF 1 billion QoQ to CHF 65 billion
- **LRD** down CHF 21 billion QoQ to CHF 246 billion

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 4Q16 operating expenses will include the annual UK bank levy (CHF 98 million in 4Q15), which is not an adjusting item; 2 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of CHF 1,687 million in 3Q14 and CHF 158 million in 4Q14

12

Corporate Center

Profit before tax

3Q15
4Q15
1Q16
2Q16
3Q16
(1,174)
(586)
(417)
(267)
(654)

Corporate Center total (CHF million)
Corporate Center results by unit (CHF million)

	3Q15	4Q15	1Q16	2Q16	3Q16
Services					
Operating income	(38)	(54)	(55)	(42)	(66)
Operating expenses	217	272	156	170	148
o/w before allocations	2,017	2,085	2,022	1,890	1,830
o/w net allocations	(1,800)	(1,814)	(1,866)	(1,720)	(1,683)
Profit before tax	**(255)**	**(326)**	**(211)**	**(213)**	**(214)**
Group Asset and Liability Management					
Operating income	(121)	48	(27)	71	30
o/w risk management net income after allocations	*(130)*	*(75)*	*(17)*	*(53)*	*(39)*
o/w accounting asymmetries related to economic hedges	*(66)*	*102*	*(89)*	*61*	*95*
o/w hedge accounting ineffectiveness	*43*	*(21)*	*39*	*11*	*(23)*
o/w other	*32*	*44*	*40*	*52*	*(3)*
Operating expenses	(5)	(3)	(2)	2	0
Profit before tax	**(116)**	**51**	**(25)**	**70**	**30**
Non-core and Legacy Portfolio					
Operating income	(126)	(71)	(47)	19	46
Operating expenses	677	241	133	143	516
Profit before tax	**(803)**	**(312)**	**(181)**	**(124)**	**(470)**

- **Services operating expenses before allocations** decreased YoY mainly due to our cost reduction program
- **Group ALM operating income** increased YoY due to lower risk management losses and accounting asymmetries
- **Risk management net income after allocations** was negative CHF 39 million, in line with guidance[1]
- **NCL operating expenses**[2] included CHF 408 million of net expenses for provisions for litigation

UBS

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 In current market conditions, we expect total risk management net income after allocations to average around negative CHF 50 million per quarter in the short term, although there will be deviations around this figure; 2 4Q16 operating expenses will include the annual UK bank levy (CHF 50 million in 4Q15), which is not an adjusting item

13

Interest rate sensitivity

Balanced currency exposure partially mitigates expected impact of implied forwards

Net interest income (NII) impact[1]

CHF billion

Estimated incremental annual NII vs. 9M16 annualized, based on implied forward interest rates as of 30.9.16

WM
P&C
WMA
Other[2]
2017
~0.0
2018
~(0.2)
2019
~(0.2)
<0.1
~(0.1)
~0.1
~(0.1)
(<0.1)
~(0.1)
~0.2
~(0.2)
(<0.1)
~(0.1)
~0.2
~(0.2)

WM, WMA and P&C banking book liabilities and invested equity

% of total CHF ~475 billion

By currency

USD
CHF
EUR
Other
8%
10%
41%
41%

By business division

WM
P&C
WMA
Other[2]
9%
18%
42%
31%

UBS

1 Assuming static balance sheet, constant FX rates and no management action. The net interest income generated from invested equity, which is managed centrally by Group ALM, is allocated to the business divisions; 2 Represents invested equity after allocations to WM, WMA and P&C, and mostly relates to Corporate Center – Services

14

Cost reduction

Achieved CHF 1.5 billion net cost reductions despite higher permanent regulatory expenses

Cost base and net cost reductions

CHF billion

Corporate Center within scope of the structural cost reduction program
Corporate Center and business divisions within scope of the structural cost reduction program
Reduced cost base by CHF 0.9 billion¹ (CHF 1.1 billion based on December 2015 exit rate)
Reduced cost base by CHF 0.6 billion¹
8.6
~0.2
0.7
0.2
1.5
8.4
~0.3
0.5
0.5
0.1
7.8
~0.5
1.1
0.7
0.6
15.8
~0.5
1.2
0.7
1.1
(0.6)
(0.2)
14.9
~0.6
FY13
FY14
FY15
FY15
Run rate net cost reduction
FX
Sep-16 annualized exit rate

Achieved CHF 1.5 billion net cost reductions based on Sep-2016 annualized exit rate
1.4
1.5
2.1
Jun-16
Sep-16
Dec-17 Target

- Cost base for net cost reduction program (CC within scope)[2]
- Cost base for net cost reduction program (CC and BDs within scope)[2,3]
- *of which: CC permanent regulatory costs*
- Net restructuring expenses[4]
- Temporary regulatory program costs[4]
- Expenses for provisions for litigation, regulatory and similar matters[4]

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excl. the impact of FX movements; 2 Sum of CC – Services adjusted operating expenses (op-ex) before allocations to business divisions (BDs), CC – NCL adjusted op-ex and CC – Group ALM op-ex, excl. expenses for provisions for litigation, regulatory and similar matters and temporary regulatory program costs; 3 Further includes sum of BD adjusted op-ex before allocations, excl. expenses for provisions for litigation, regulatory and similar matters, and other items not representative of underlying net cost reduction performance, mainly related to variable compensation expenses (structural changes to our variable compensation frameworks are recognized as net cost reductions) and WMA FA compensation; 4 Not included in exit rate cost base

UBS 15

Cost reduction

Corporate Center cost savings have benefited the business divisions

Corporate Center costs excl. litigation[1]
CHF billion

Net restructuring expenses
Temporary regulatory program costs
Non-core and Legacy Portfolio
Corporate Center Services expenses before allocations to business divisions[2]
Of which: permanent regulatory costs
9.6
0.7
0.2
1.1
7.5
~0.2
9.1
1.2
0.7
0.5
6.7
~0.6
FY13
9M16 annualized

Adjusted Corporate Center Services allocations to business divisions
% of 9M16 total

IB
WM
P&C
WMA
AM
7%
33%
28%
16%
16%

CHF 0.6 billion decrease in NCL
Including CHF 0.2 billion due to lower allocations from Corporate Center Services

CHF 0.8 billion decrease in Corporate Center Services
Other impacts to reconcile with CHF 1.5 billion Group net cost reduction achieved include:

- Adjustment for net FX impact
- Adjustments for seasonality/normalization to the September 2016 annualized exit rate
- Incremental direct business division saves

➡ We expect restructuring costs to remain around current run rate levels until year-end 2017, and to taper thereafter[3]

UBS

Refer to slide 15 for details about our front-to-back cost reduction program
1 Corporate Center expenses include services from IB to NCL and exclude net expenses for provisions for litigation, regulatory and similar matters; 2 Also includes costs in CC – Group ALM; 3 The previous restructuring cost guidance was for ~CHF 3 billion for the period 2015-2017, of which CHF 2.3 billion had been incurred as of 30.9.16

16

Net tax expense and deferred tax assets

Net additional recognized DTA of CHF 424 million in respect of future years' profits

3Q16 net tax expense of CHF 49 million[1]
CHF million

Net deferred tax expense/(benefit) with respect to net additional DTAs	(424)
of which: US	(681)
of which: UK	87
of which: Switzerland (CH)	170
Other net tax expense in respect of 2016 taxable profits	**473**
of which: current tax expenses	204
of which: deferred tax expenses	269
Net tax expense/(benefit)	**49**

- US DTA upward revaluation of CHF 681 million driven by updated profit forecasts in WMA
- Further net upward revaluation of DTA expected to be recognized in 4Q16, representing ~25% of full-year amount

Tax loss DTAs[2,3]
CHF billion, 30.9.16

	US	UK	CH	Other	Total
Recognized	7.4	0.1	0.0	0.1	**7.6**
Unrecognized	13.1	2.0	0.0	0.8	**15.9**
Total	**20.5**	**2.1**	**0.0**	**0.9**	**23.5**

7.6
15.9

- 7-year DTA measurement period unchanged; profit forecasts based on 3-year strategic plan[4]
- US DTAs are not currently amortized given the remaining life and level of unrecognized US tax losses; i.e., US DTAs are effectively replenished as taxable profits arise

UBS

1 Refer to page 88 of the 3Q16 report for additional information; 2 As of 30.9.16, net DTAs recognized on UBS's balance sheet were CHF 12.4 billion, of which tax loss DTAs were CHF 7.6 billion and DTAs for temporary differences were CHF 4.8 billion; 3 Average unrecognized tax losses have an approximate remaining life of ~13 years in the US and an indefinite life in the UK. Excludes unrecognized DTAs in respect of the 2009 Swiss tax loss, which expires on 31.12.16, and as a result, cannot be used against future taxable profits; 4 Assumes moderate profit growth for years 4-7

17

Going concern capital and leverage ratios

14.0% fully applied Basel III CET1 ratio and 3.45% fully applied CET1 leverage ratio

Swiss SRB Basel III capital ratio[1,2]

Fully applied, CHF billion

AT1
CET1
1.1.20 Going concern requirement (CET1 + AT1)[4]
1.1.20 CET1 requirement[4]
14.3%
10.0%
16.9%
17.8%
18.0%
14.3%
14.2%
14.0%
3Q15
2Q16
3Q16

	3Q15	2Q16	3Q16
CET1	30.9	30.3	30.3
RWA	216	214	217

Swiss SRB Basel III leverage ratio[2]

CHF billion

Phase-in[3]

(AT1+T2)
CET1
1.7.16 Going concern requirement (CET1 + AT1 + T2)
1.7.16 CET1 requirement
3.0%
2.3%
5.60%
5.94%
6.20%
4.25%
4.11%
4.22%
3Q15
2Q16
3Q16

	3Q15	2Q16	3Q16
CET1	40.5	37.1	37.2
LRD[5]	952	902	882

Fully applied, rules as of 1.1.20

AT1
CET1
1.1.20 Going concern requirement (CET1 + AT1)
1.1.20 CET1 requirement
5.0%
3.5%
3.86%
4.24%
4.45%
3.27%
3.37%
3.45%
3Q15
2Q16
3Q16

	3Q15	2Q16	3Q16
CET1	30.9	30.3	30.3
LRD[5]	946	898	877

Refer to the "Capital Management" section of the 3Q16 report for more information

1 As of 30.9.16, our post-stress fully applied Basel III CET1 capital ratio exceeded 10%; 2 The revised Swiss SRB framework came into effect on 1.7.16, and figures prior to this date are pro-forma; 3 Including transitional arrangements; 4 Excludes the effect of countercyclical buffers; 5 Calculated in accordance with Swiss SRB rules. From 31.12.15 onward, these are aligned with BIS Basel III rules and are therefore not fully comparable

UBS 18

Group and business division targets and expectations

Ranges for sustainable performance over the cycle

Wealth Management	Net new money growth rate	3-5%	10-15% annual adjusted pre-tax profit growth for combined businesses through the cycle
	Adjusted cost/income ratio	55-65%	
Wealth Management Americas	Net new money growth rate	2-4%	
	Adjusted cost/income ratio	75-85%	
Personal & Corporate Banking	Net new business volume growth rate	1-4% (personal banking)	
	Net interest margin	140-180 bps	
	Adjusted cost/income ratio	50-60%	
Asset Management	Net new money growth rate	3-5% excluding money market flows	
	Adjusted cost/income ratio	60-70%	
	Adjusted annual pre-tax profit	CHF 1 billion in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE	>15%	
	Adjusted cost/income ratio	70-80%	
	RWA (fully applied)	Expectation: around CHF 85 billion short/medium term[1]	
	LRD (fully applied)	Expectation: around CHF 325 billion short/medium term[1]	
Group	Net cost reduction	CHF 2.1 billion by end 2017	
	Adjusted cost/income ratio	60-70%	
	Adjusted return on tangible equity	>15%	
	Basel III CET1 ratio (fully applied)	at least 13%	
	RWA (fully applied)	Expectation: around CHF 250 billion short/medium term[1]	
	LRD (fully applied)	Expectation: around CHF 950 billion short/medium term[1]	

UBS

Refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; Refer to page 40 of the Annual Report 2015 for definitions
1 Reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD

20

Capital requirements under Swiss SRB

UBS leverage capital ratio balances vs. revised Swiss SRB

UBS position as of 30.9.16[1]

Phase-in leverage ratio requirements

Existing UBS AG long-term debt not counted as TLAC, maturing before 1.1.20[2]
TLAC-eligible senior unsecured debt[3]
Tier 2 grandfathered
AT1[5] including grandfathered
CET1
Tier 2[4]
Low-trigger Tier 1[6]
High-trigger Tier 1
2.96%
1.95%
1.25%
0.27%
0.72%
3.45%
4.91%
5.70%
2.0%
3.0%
1.5%
3.5%
30.9.16
1.1.17
1.1.18
1.1.19
1.1.20

Meeting 1.1.20 requirements

TLAC-eligible debt

- 1.95% (CHF 17.1 billion) existing UBS Group AG TLAC bonds[2]
- 2.96% (CHF 25.9 billion) long-term debt not counted in total loss absorbing capacity[2] which we expect to replace upon maturity with UBS Group AG issuance of TLAC-eligible bonds by 1.1.20
- 5% gone-concern requirements subject to potential reduction of up to 2% based on improved resilience and resolvability
- We aim to operate with a gone concern ratio below 4% of LRD at 1.1.20

High-trigger AT1 capital[5]

- 1.00% (CHF 8.7 billion) comprising CHF 6.4 billion existing high-trigger AT1 and CHF 2.4 billion grandfathered low-trigger AT1[6]
- 2.25% (CHF 19.8 billion) when including grandfathered T2[4]
- We expect to build ~CHF 1.5 billion in employee DCCP that qualifies as high-trigger AT1 by 31.12.19
- We expect to replace maturing grandfathered T2 with UBS Group AG issuance of high-trigger AT1

CET1 capital

- 3.45% (CHF 30.3 billion) fully applied CET1 ratio
- Incremental CET1 via earnings accretion

Refer to slide 25 for details about Basel III numbers and FX rates in this presentation

1 Based on 30.9.16 fully applied Swiss SRB LRD of CHF 877 billion and fully applied CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Debt held at amortized cost, excluding any capital instruments; 3 Also includes phase-out hybrid tier 1 capital and phase-out tier 2 capital which qualify as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility. The treatment of these instruments is subject to final confirmation by FINMA; 4 Tier 2 instruments can be counted towards going concern capital up to the earliest of the first call date or 31.12.19. From 1.1.20, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. CHF 6.9 billion of low-trigger T2 has a first call and maturity date after 31.12.19; 5 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based requirement; 6 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date

UBS

21

Corporate Center – Non-core and Legacy Portfolio

RWA
CHF billion

Operational risk[1]
Credit and market risk
103
14
88
32
20
12
31
21
10
32
22
11
31
22
10
19
10
9
4Q12
3Q15
4Q15
1Q16
2Q16
3Q16

LRD[2] and RWA by category
CHF billion, 30.9.16

Rates
Credit
Securitizations
APS/ARS
Muni swaps and options
Other
Operational risk
12.6
2.8
1.5
2.5
2.4
3.4
4.3
0.5
1.1
0.8
0.5
1.5
10.1
LRD CHF 25 billion
RWA CHF 19 billion

LRD[2,3]
CHF billion

~293[4]
59
38
35
28
25
4Q12
3Q15
4Q15
1Q16
2Q16
3Q16

LRD: natural decay[2,5]
CHF billion

~21
~19
~18
~17
4Q17
4Q18
4Q19
4Q20

Refer to slide 25 for details about Basel III numbers and FX rates in this presentation

1 Beginning in 3Q16, we have revised our methodology for the allocation of operational risk RWA to business divisions and Corporate Center. Refer to page 65 of the 3Q16 report for more information; 2 Calculated in accordance with Swiss SRB rules. From 31.12.15 onward, these are aligned with BIS Basel III rules and are therefore not fully comparable; 3 In 3Q16, we transferred the Risk Exposure Management (REM) unit from Corporate Center - Non-core and Legacy Portfolio to Corporate Center - Group ALM, and LRD as of 31.12.15, 31.3.16, and 30.6.16 has been restated. Refer to page 84 of the 3Q16 report for additional information; 4 Pro forma estimate based on period-end balance; 5 Pro forma estimate excluding any further unwind activity based on 30.9.16 data, assuming positions are held to maturity. LRD balances can vary materially due to market movements, changes in regulation, changes in margin requirements and other factors

UBS

22

Regional performance

CHF billion		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		3Q15	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15	3Q16
Operating income	WM	0.1	0.1	0.5	0.5	0.9	0.9	0.4	0.4	0.0	(0.0)	1.9	1.8
	WMA	1.9	1.9	-	-	-	-	-	-	-	-	1.9	1.9
	P&C	-	-	-	-	-	-	1.0	1.0	-	-	1.0	1.0
	AM	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	-	-	0.5	0.5
	IB	0.7	0.6	0.6	0.5	0.6	0.5	0.2	0.2	(0.0)	(0.0)	2.1	1.8
	CC	-	-	-	-	-	-	-	-	(0.3)	0.0	(0.3)	0.0
	Group	**2.9**	**2.9**	**1.2**	**1.1**	**1.6**	**1.4**	**1.7**	**1.7**	**(0.3)**	**(0.0)**	**7.1**	**7.0**
Operating expenses	WM	0.1	0.1	0.3	0.3	0.6	0.6	0.2	0.2	0.0	0.0	1.2	1.2
	WMA	1.6	1.6	-	-	-	-	-	-	-	-	1.6	1.6
	P&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.1	0.0	(0.0)	0.4	0.3
	IB	0.5	0.5	0.4	0.4	0.5	0.4	0.1	0.1	(0.0)	0.0	1.5	1.5
	CC	-	-	-	-	-	-	-	-	0.9	0.7	0.9	0.7
	Group	**2.3**	**2.3**	**0.8**	**0.7**	**1.2**	**1.1**	**1.0**	**0.9**	**0.8**	**0.7**	**6.1**	**5.7**
Profit before tax	WM	0.0	0.0	0.2	0.2	0.3	0.3	0.2	0.2	(0.0)	(0.0)	0.7	0.6
	WMA	0.3	0.4	-	-	-	-	-	-	-	-	0.3	0.4
	P&C	-	-	-	-	-	-	0.4	0.5	-	-	0.4	0.5
	AM	0.0	0.1	0.0	0.0	0.0	0.0	0.1	0.0	(0.0)	0.0	0.1	0.1
	IB	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.0	(0.0)	0.6	0.3
	CC	-	-	-	-	-	-	-	-	(1.2)	(0.7)	(1.2)	(0.7)
	Group	**0.6**	**0.6**	**0.4**	**0.3**	**0.4**	**0.3**	**0.7**	**0.7**	**(1.2)**	**(0.7)**	**1.0**	**1.3**

Adjusted numbers unless otherwise indicated; refer to slide 25 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS
23

Adjusted results

Adjusting items		FY14	FY15	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
CHF million												
Operating income as reported (Group)		**28,027**	**30,605**	**6,876**	**6,746**	**8,841**	**7,818**	**7,170**	**6,775**	**6,833**	**7,404**	**7,029**
of which:												
Gains/(losses) on sales of subsidiaries and businesses	WM		169			141	56		(28)		(23)	
	AM		56						56			
Gain related to investments in associates	WM		15					15				
	P&C		66					66				21
Gain from the partial sales of investment in Markit	IB	43	11				11					
Impairment of a financial asset available for sale	IB	(48)		(48)								
Gain on sale of investment in Visa Europe	P&C										102	
	WM										21	
Own credit on financial liabilities designated at FV	CC - Group ALM	292	553	61	70	226	259	32	35			
Net FX translation gains/(losses)[1]	CC - Group ALM		88					(27)	115	(123)	(26)	
Gains on sales of real estate	CC - Services	44	378		20	378					120	
Net losses related to the buyback of debt	CC - Group ALM		(257)						(257)			
Operating income adjusted (Group)		**27,696**	**29,526**	**6,863**	**6,656**	**8,096**	**7,492**	**7,084**	**6,854**	**6,956**	**7,210**	**7,008**
Operating expenses as reported (Group)		**25,567**	**25,116**	**7,430**	**6,342**	**6,134**	**6,059**	**6,382**	**6,541**	**5,855**	**5,915**	**6,152**
of which:												
Net restructuring expenses	WM	185	323	60	48	46	69	74	133	79	86	139
	WMA	55	137	15	23	24	24	39	50	33	38	38
	P&C	64	101	20	16	16	17	28	41	23	31	41
	AM	50	82	5	39	18	4	23	38	20	34	34
	IB	261	396	50	60	70	66	118	143	117	163	181
	CC - Services	30	140	16	8	119	0	2	19	(8)	20	4
	CC - NCL[2]	31	56	10	14	11	13	15	17	2	5	7
	Group	677	1,235	176	208	305	191	298	441	265	377	444
Credit related to changes to retiree benefit plans in the US	WMA	(9)	(21)	(3)	(7)			(21)				
	AM	(8)		(8)								
	IB	(20)		(19)	(1)							
	CC - NCL[2]	(3)		(3)								
Impairment of an intangible asset	IB		11				11					
Operating expenses adjusted (Group)		**24,931**	**23,891**	**7,287**	**6,142**	**5,829**	**5,857**	**6,105**	**6,100**	**5,590**	**5,538**	**5,708**
Operating profit/(loss) before tax as reported		**2,461**	**5,489**	**(554)**	**404**	**2,708**	**1,759**	**788**	**234**	**978**	**1,489**	**877**
Operating profit/(loss) before tax adjusted		**2,766**	**5,635**	**(424)**	**514**	**2,268**	**1,635**	**979**	**754**	**1,366**	**1,672**	**1,300**

UBS

1 Related to the disposal of foreign subsidiaries and branches; 2 Non-core and Legacy Portfolio

24

Important information related to this presentation

Use of adjusted numbers

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB framework that became effective on 1 July 2016, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. From 31.12.15 onward, these are aligned with BIS Basel III rules. Prior period figures are calculated in accordance with former Swiss SRB rules and are therefore not comparable.

Refer to the "Capital Management" section in the 3Q16 report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables

Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

25

Third quarter 2016  results

28 October 2016

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Numbers for slides refer  to  the  third quarter 2016 results presentation.

Sergio P.  Ermotti

Slide 2 – 3Q16 results

Thank you Martin, and good morning everyone.

In addition to normal seasonality, the third quarter was marked by a continuation of the macroeconomic uncertainty and geopolitical tensions that we have seen over the past several quarters.

Despite these challenges, and substantial provisions for litigation, we delivered a strong performance, with an adjusted pre-tax profit of 1.3 billion francs. The Group generated 827 million in net profit attributable to shareholders, with an adjusted return on tangible equity of 10.1%. We also maintained strong capital ratios, which are well above current requirements.

Our wealth management businesses combined, generated a billion francs in adjusted pre-tax profits, with an improvement in net margin for both businesses, as the advantages of being the world's only truly global wealth manager, with a strong presence in both mature and growth markets, helped mitigate the headwinds of a challenging quarter.

Wealth Management delivered a solid profit, seeing the first benefits of its cost reduction efforts and making progress on its strategic initiatives, while Wealth Management Americas delivered a record performance, with adjusted profits up 28% year-on-year.

Net new money was positive in all regions except Emerging Markets, where it was almost flat, and we remained disciplined with respect to attracting assets that are expected to drive long-term profitability. Year to date, we have attracted nearly 50 billion francs of net new money, despite ongoing cross-border outflows and client deleveraging in Wealth Management.

Personal & Corporate Banking delivered another very strong result, with an adjusted profit before tax of 473 million francs, its best performance since 2008. While revenues will come under pressure as negative interest rates are likely to persist, we are very pleased with our momentum in client acquisition and the success of our digital initiatives.

Asset Management generated an adjusted pre-tax profit of 138 million, with strong performance fees. Net new money excluding money markets rebounded to 2 billion francs.

Profits in the Investment Bank declined year-over-year, mainly as a result of lower client activity and our business and geographic mix, which is more skewed towards Europe and APAC than the US. Consistent with our strategy, we did not increase the level of risk or resource deployment to offset the difficult environment. In fact, we reduced the leverage ratio denominator by 21 billion francs. For the quarter, the IB delivered a solid adjusted return on attributed equity of 18%.

Also in the quarter, we recorded provisions of around 400 million related to various RMBS matters in Non-core and Legacy Portfolio.

Given headwinds such as subdued market conditions, negative interest rates, elevated litigation expenses, and that we are all still awaiting finalization of Basel 3, also known as Basel 4, visibility is still limited and our outlook remains prudently cautious.

With respect to capital returns, while our policy remains unchanged, our priority for 2016 is to deliver a baseline dividend of 60 Rappen per share, the same as in 2015.

In summary, our results once again demonstrate the ability of our diversified, yet focused business model to deliver strong performance in a variety of environments. We will continue to leverage our strengths, while staying close to our clients, executing our strategy with discipline, and focusing on creating value for shareholders.

With that, I will turn it over to Kirt.

Kirt Gardner

Thank you, Sergio. Good morning everyone.

Slide 3 – UBS Group AG results (consolidated)

My commentary will reference adjusted results and comparisons will be with the third quarter of 2015, unless otherwise stated.

This quarter, our results have been adjusted for 444 million francs in net restructuring expenses and 21 million of gains related to investments in associates.

Slide 4 – Wealth Management

In Wealth Management, we delivered solid overall results with expense discipline, resilient revenues, and strong net new money. PBT was 643 million.

Transaction revenues decreased to the lowest level we've seen since 2008, reflecting clients' reaction to the continued uncertain environment and seasonality factors. Fees paid to P&C for client referrals and upshifts were higher, which also impacted transaction revenues.

Recurring net fee income decreased due to the impact of lower investment fund and custody revenues, as a result of client asset allocation shifts, as well as cross-border asset outflows. These declines were partly offset by higher average invested assets, pricing actions, and net new mandates.

Net interest income decreased, due to low interest rates.

Expenses were down 6% to 1.2 billion, with a reduction in all expense lines, reflecting the initial results from Wealth Management's previously announced restructuring. The cost income ratio was 64%, flat year-on-year and down 2 percentage points sequentially, despite lower income.

Last quarter, we mentioned that we expect to realize net savings of around 200 million per year in Wealth Management from the first quarter of 2017 versus full-year 2015, which will contribute to the Group's net cost reduction program of 2.1 billion. While we have seen some benefits accrue already, we expect any further improvement in the fourth quarter to be more than offset by an increase in other costs, including Corporate Center allocations, due to seasonal factors.

Slide 5 – Wealth Management

The strong momentum in net new money from the first half of the year continued, as we recorded 9.4 billion in 3Q, while absorbing 2 billion in cross-border outflows, mainly related to emerging markets. Year-to-date net inflows were 31 billion, despite 6 billion in cross-border outflows.

Net new mandates were 4.1 billion, and penetration remained stable from the prior quarter at 27.1% of invested assets.

Invested assets increased to 967 billion from the prior quarter on positive market performance and net new money inflows, partly offset by FX translation effects.

During the quarter, we saw a further 2 basis point drop in our gross margin, as the impact of cross-border outflows, low client activity, continued increased penetration of the ultra high net worth segment, and clients shifting out of higher-margin investments offset the positive impact of net mandate sales and pricing actions. Despite gross margin erosion, net margin rose 1 basis point sequentially to 27, driven by operating margin improvement, reflecting the positive leverage inherent in our WM operating model and as we cut costs further. Net margin and cost-to-income are much more critical to our business than gross margin, and both metrics improved quarter-over-quarter.

Slide 6 – Wealth Management

Net new money was driven by strong net inflows in Asia Pacific and Europe.

Asia Pacific contributed 5.1 billion, including a single large inflow from Greater China. We continue to selectively hire client advisors in Asia, and CA headcount in the region was up 5% year-on-year, adjusting for the exit of our Australian domestic business effective in 2Q16.

Flows in Emerging Markets were marginally negative, driven by cross-border outflows.

Year-to-date, our annualized growth rate is 4.4%. But as a reminder, we typically see higher levels of cross-border outflows in the fourth quarter.

Slide 7 – Wealth Management Americas

Wealth Management Americas was up 28% year-on-year generating a record PBT of 367 million dollars, with all-time highs in a number of metrics, including operating income, net margin, and managed account penetration.

Operating income increased to nearly 2 billion dollars, as higher net interest income and recurring net fee income more than offset lower transaction revenues, reflecting the lowest third-quarter transaction volumes seen since 2009. Net interest income was up 19% on higher short-term interest rates and continued growth in loan and deposit balances. Recurring net fee income increased due to higher managed account fees on increased invested assets and higher advisory revenues, partly offset by lower mutual fund fees.

Operating expenses decreased slightly to 1.6 billion dollars, mainly due to lower net expenses for provisions for litigation. This was partly offset by higher legal fees and personnel expenses.

Slide 8 – Wealth Management Americas

Net new money was around 800 million dollars, driven by financial advisors who have been with the firm for over a year.

Invested assets increased by 3% from the prior quarter to over 1.1 trillion dollars, mainly due to positive market performance. Managed account penetration rose 30 basis points to 34.8% of invested assets.

Slide 9 – Wealth Management Americas

Our financial advisors remained the most productive among their peers, with both invested assets and revenues per FA increasing quarter-over-quarter.

Lending balances were up 2% in the quarter, driven by increases in mortgages. Credit losses remained de-minimis.

Slide 10 – Personal & Corporate Banking

Personal and Corporate Banking delivered its best quarterly and year-to-date performance since 2008, despite the current negative interest rate environment, with profit before tax increasing 11% to 473 million francs.

Operating income increased by 1%, as higher transaction-based income and recurring net fees more than offset a decrease in net interest income. The latter was driven by low interest rates. Transaction-based income increased due to higher net client shift and referral fees from Wealth Management and also hedging losses in the prior-year quarter.

Operating expenses decreased by 7% to the lowest level on record, mostly driven by lower Corporate Center allocations.

Annualized net new business volume growth for our personal banking business was 3.5%. Our P&C business continues to consolidate its leadership position in the Swiss market, with record year-to-date net new clients.

Slide 11 – Asset Management

Asset Management delivered a profit before tax of 138 million, flat on the prior year.

Net management fees were down 9% to 437 million, driven by lower fund services revenues following the sale of the Alternative Fund Services business in the fourth quarter of 2015, as well as lower average invested asset levels. Performance fees nearly doubled to 44 million, mainly driven by O'Connor. Excluding the AFS sale, operating income would have been roughly flat.

Expenses were down year-over-year, mostly driven by lower allocations from Corporate Center.

Net new money excluding money markets was 2 billion, mostly from third parties.

Slide 12 – Investment Bank

The Investment Bank posted 342 million in profit before tax, delivering an annualized return on attributed equity of 18%, reflecting challenging market conditions that did not favor our business mix and strategy, balanced by strong FRC results and continued disciplined cost, risk, and capital management.

Resource utilization remained well below our short to medium-term expectations, as we stayed disciplined and consistent with our strategy and business model. RWA were broadly unchanged at 65 billion, despite the progressive introduction of regulatory multipliers and a 2 billion increase in operational risk allocation. Compared with the prior year, market risk RWA halved to 7 billion, and average VaR reached a new low. Sequentially, LRD decreased 21 billion to 246, mostly in Equities, driven by efforts to optimize balance sheet utilization. Year-over-year, LRD was down 43 billion.

Corporate Client Solutions revenues were down 25% year-over-year, largely reflecting a revenue decrease in ECM, mainly from lower revenues in private transactions, and in DCM, where leveraged finance declined compared with a strong 3Q15. Advisory revenues increased on higher fees from private transactions, which more than offset the decrease in M&A activity. We also saw a negative revenue impact from hedges booked in Risk Management, as credit spreads tightened.

In ICS, Equities revenues were down 16% against a strong third quarter in 2015, driven by Cash and Derivatives, reflecting low volatility and reduced transaction volumes. Financing Services revenues increased, as a result of improved client activity.

FX, Rates and Credit revenues were up 5% versus a strong 3Q15. Revenues in Rates and Credit increased, driven by higher client activity, partly offset by lower FX revenues. FRC has delivered strong and relatively stable revenues for the last seven quarters, demonstrating the success of our client-centric and resource-efficient business model.

The IB maintained disciplined cost management with decisive actions taken early and throughout the year. Costs excluding variable compensation accruals were down 6% from the second quarter and 8% year-on-year, with some benefit from currency movements. As you look at the year-on-year comparison, this year's accruals for variable compensation are more evenly spread across the quarters, and the corresponding increase in the third quarter this year more than offsets lower salary expenses related to our cost actions.

Slide 13 – Corporate Center

Corporate Center profit before tax was negative 654 million.

Corporate Center – Services costs before allocations were down, due to the impact of our cost program. This also contributed to lower allocations to business divisions.

Group ALM profit before tax increased to 30 million, as the effects of accounting asymmetries related to economic hedges moved from negative to positive, and total risk management net income after allocations, at negative 39 million, improved from the prior year.

Non-core and Legacy Portfolio posted a loss of 470 million, largely driven by expenses for provisions for litigation. As you can see in note 15 of our report, expenses for provisions related to legacy matters, including RMBS litigation, are booked in Non-core and Legacy Portfolio. Our provisions for various RMBS-related matters were 1.4 billion as of the end of the third quarter.

Operating income for NCL was positive, but included two non-recurring items.

During the third quarter, we made a change to our operational risk RWA allocation methodology, following the amendment to the AMA model earlier this year. For Non-core and Legacy Portfolio, this translated into a reduction of 11 billion, which has been reallocated to the business divisions. To be clear, this reallocation was made independently of the provisions taken this quarter. More detail is available on page 65 of the third quarter report.

Slide 14 – Interest rate sensitivities

In recent quarters, we have referenced the impact from negative interest rates on our financials. The overall impact of implied forwards indicates a cumulative drag of around 400 million on net interest income over the next 3 years. Our banking book currency exposure is balanced between Swiss francs and US dollars, with smaller concentrations in euro and other currencies. Given this, the drag from continued expected negative franc and euro rates, which is concentrated in P&C, is partially offset by the implied small increase in US dollar rates, which benefits WM and WMA in particular.

Slide 15 – Cost reduction

For the quarter, we increased our annualized net cost reductions to 1.5 billion, based on the September 2016 exit rate. The additional saves were mainly driven by front-to-back cost reductions in all business divisions, particularly in Wealth Management and the Investment Bank, and to a lesser extent in Corporate Center Services.

As you compare cost reduction programs across the industry, please note that we will see almost no cost reduction from business disposals compared to some of our competitors, as the implementation of our strategy was materially complete by the end of 2014. Also, non-structural reductions in front-office pay due to lower revenues are not included in our net cost savings.

Slide 16 – Cost reduction

Taking a different view on costs, we have reduced Corporate Center Services costs before allocations to the business divisions by 800 million since 2013, if you annualize the first nine-months of this year. Over the same period, there was a 600 million franc reduction in Non-core and Legacy Portfolio costs.

However, as a reminder, our costs year-to-date exclude certain items that will come through by year-end. For example, the UK bank levy is a fourth-quarter expense, for which we cannot accrue. Last year, the charge was 166 million francs for the Group.

Also, at the end of the year, we typically see a seasonal spike in general and administrative expenses, as is evident in our fourth-quarter trend in prior years.

As previously communicated, the gross cost savings required to meet our net cost reduction target have increased, due to substantially higher regulatory expenses than originally anticipated. Therefore, achieving our 2.1 billion net cost reduction target will require that we incur more restructuring costs than the 3 billion initially estimated, of which 2.3 billion has been realized since the beginning of 2015. We expect restructuring charges to remain around current run-rate levels until we complete our cost reduction program at the end of 2017, when we expect our restructuring costs related to this program to taper.

Slide 17 – Net tax expense and deferred tax assets

In the third quarter, we recorded a net tax expense of 49 million francs, reflecting the taxes accrued in the quarter and the benefits from a net increase in recognized deferred tax assets of 424 million. This included 681 million related to a net upward revaluation of US DTAs, driven by an increase in our profit forecast for Wealth Management Americas. This was partly offset by smaller net write-downs in the UK, which we previously flagged, and in Switzerland, relating to the effective tax rate applicable to profit forecasts. We also incurred 204 million in current tax expenses, and 269 million in deferred tax expenses in respect of 2016 taxable profits.

Consistent with prior practice, in the third quarter, we recognized around 75% of the expected full-year DTA write-up in relation to profit forecasts beyond 2016, and we expect to book the remaining approximately 25% in the fourth quarter.

As a reminder, last year, we extended the profit recognition period from six to seven years in the US, which contributed to the significant recognition of US DTAs in the third and fourth quarters of 2015. The profit recognition period in the US is unchanged at seven years.

We are not providing guidance on next year's DTA re-measurement.

Slide 18 – Capital and leverage ratios

Our capital position remained strong, with a fully applied Basel III CET1 capital ratio of 14.0% and a fully-applied Basel III CET1 leverage ratio of 3.45%.

Fully applied CET1 capital was virtually unchanged, as the effect of lower UK interest rates due to Brexit on defined benefit plans in the UK, dividend accruals, and other factors all offset the positive impact from net profit.

RWA on a fully applied basis increased by 3 billion to 217 billion, mostly in credit risk, largely due to new credit conversion factors in P&C and regulatory add-ons.

The fully applied leverage ratio denominator declined by 21 billion in the quarter, primarily due to lower securities financing transactions and derivatives exposures in the Investment Bank.

The Too Big To Fail rules require us to issue instruments with higher loss absorption, capital content and longer duration than legacy instruments, and this naturally implies increased funding costs. As an example, this year, we have incurred an approximately 50 basis point HoldCo / OpCo premium on senior debt and 200 basis points for high-trigger AT1 over our existing low-trigger tier 2 instruments. Finally, general market conditions have resulted in widening spreads for banks since 2014. In combination, all of these factors will increase the annual run-rate of our funding costs by several hundred million.

In conclusion, we are pleased with our overall operating results, the progress on our cost initiatives, and our continued solid and disciplined execution.

With that, Sergio and I will now open it up for questions.

Cautionary statement regarding forward-looking statements: This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve, or confirm, limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's third quarter 2016 report and its Annual Report on Form 20-F for the year ended 31 December 2015. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 10 of the 3Q16 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 15 of the 3Q16 report for more information.

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  October 28, 2016